CODESMART HOLDINGS, INC.
275 Seventh Avenue, 5th Floor
New York, NY 10001
October 24, 2013

BY EDGAR
Ms. Anne Nguyen Parker, Branch Chief
Mr. Paul Monsour, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: CodeSmart Holdings, Inc. (the “Company”)
      Amendment No. 3 to Current Report on Form 8-K filed on September 26, 2013 (the “8-K/A”)
      Filed No. 333-180653

Dear Ms. Parker:

Reference is made to your comment letter, dated October 8, 2013, to the Company, relating to the subject filing (the “Comment Letter”). The Company hereby requests that it be permitted to respond to the Comment Letter not later than November 6, 2013. The Company’s accountant and auditors require the additional time to address certain comments in the Comment Letter.

Very truly yours,

/s/ Ira Shapiro

                    Name: Ira Shapiro
                    Title: Chief Executive Officer